SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)

General Growth Properties, Inc.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

370023103
(CUSIP Number)

Joseph S. Freedman
Brookfield Asset Management, Inc.
Brookfield Place, Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario M5J 2T3
Telephone: (416) 956-5182
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

May 9, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370023103	Page 2 of 25 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 297,553,670*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 297,553,670*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 297,553,670*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%*
14	TYPE OF REPORTING PERSON OO
* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 297,553,670 shares of Common Stock, representing 29.9% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 411,497,177 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 41.3% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 3 of 25 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 297,553,670*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 297,553,670*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 297,553,670*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%*
14	TYPE OF REPORTING PERSON OO
* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 297,553,670 shares of Common Stock, representing 29.9% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 411,497,177 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 41.3% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 4 of 25 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 297,553,670*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 297,553,670*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 297,553,670*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%*
14	TYPE OF REPORTING PERSON OO
* By virtue of certain voting rights, the Reporting Person may be deemed to share beneficial ownership of 297,553,670 shares of Common Stock, representing 29.9% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 411,497,177 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 41.3% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 5 of 25 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-A LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,798,121*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,798,121*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,798,121*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%*
14	TYPE OF REPORTING PERSON OO
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 411,497,177 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 41.3% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 6 of 25 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-B LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,567,572*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,567,572*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 17,567,572*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%*
14	TYPE OF REPORTING PERSON OO
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 411,497,177 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 41.3% of the shares of Common Stock. See Item 5..

CUSIP No. 370023103	Page 7 of 25 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-C LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,885,509*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,885,509*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,885,509*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON OO
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 411,497,177 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 41.3% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 8 of 25 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings IV-D LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,892,823*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,892,823*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,892,823*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON OO
*  The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 411,497,177 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 41.3% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 9 of 25 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings V LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,826,492*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,826,492*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,826,492*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%*
14	TYPE OF REPORTING PERSON PN
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 411,497,177 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 41.3% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 10 of 25 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 411,497,177*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 411,497,177*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 411,497,177*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%*
14	TYPE OF REPORTING PERSON CO
* See Item 5.

CUSIP No. 370023103	Page 11 of 25 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Trilon Bancorp Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 297,553,670*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 297,553,670*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 297,553,670*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%*
14	TYPE OF REPORTING PERSON CO
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 411,497,177 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 41.3% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 12 of 25 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 297,553,670*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 297,553,670*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 297,553,670*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%*
14	TYPE OF REPORTING PERSON PN
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 411,497,177 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 41.3% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 13 of 25 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Private Funds Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 297,553,670*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 297,553,670*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 297,553,670*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%*
14	TYPE OF REPORTING PERSON CO
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 411,497,177 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 41.3% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 14 of 25 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Split LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 297,553,670*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 297,553,670*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 297,553,670*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.9%*
14	TYPE OF REPORTING PERSON PN
* By virtue of certain voting rights of Brookfield Retail Holdings LLC, the Reporting Person may be deemed to share beneficial ownership of 297,553,670 shares of Common Stock, representing 29.9% of the shares of Common Stock. The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 411,497,177 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 41.3% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 15 of 25 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brascan Asset Management Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 411,497,177*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 411,497,177*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 411,497,177*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%*
14	TYPE OF REPORTING PERSON PN
* See Item 5.

CUSIP No. 370023103	Page 16 of 25 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 411,497,177*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 411,497,177*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 411,497,177*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%*
14	TYPE OF REPORTING PERSON CO
* See Item 5.

CUSIP No. 370023103	Page 17 of 25 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 411,497,177*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 411,497,177*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 411,497,177*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%*
14	TYPE OF REPORTING PERSON CO
* See Item 5.

CUSIP No. 370023103	Page 18 of 25 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield REP GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 411,497,177*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 411,497,177*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 411,497,177*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.3%*
14	TYPE OF REPORTING PERSON CO
* See Item 5.

CUSIP No. 370023103	Page 19 of 25 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Split II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 113,943,507*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 113,943,507*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 113,943,507*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%*
14	TYPE OF REPORTING PERSON OO
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 411,497,177 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 41.3% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 20 of 25 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings VI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 113,943,507*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 113,943,507*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 113,943,507*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%*
14	TYPE OF REPORTING PERSON OO
* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 411,497,177 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 41.3% of the shares of Common Stock. See Item 5.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 4”) amends the Schedule 13D filed on November 19, 2010 (the “Original Schedule 13D”) and amended on November 24, 2010 (“Amendment No. 1”), January 19, 2011 (“Amendment No. 2”) and January 28, 2011 (“Amendment No. 3”)  (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 4 relates to the common stock, par value $0.01 per share (“Common Stock”), of General Growth Properties, Inc., a Delaware corporation (the “Company”).

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended in its entirety as follows:

(a) This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)  Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario;

(ii) Trilon Bancorp Inc. (“Trilon Bancorp”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of Brookfield;

(iii) Brookfield Private Funds Holdings Inc. (“Brookfield Holdings”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of Trilon Bancorp;

(iv) Brookfield Asset Management Private Institutional Capital Adviser (Canada) LP (“BAM Canada”), a limited partnership formed under the laws of the Province of Manitoba, of which Brookfield Holdings is the sole general partner;

(v) Brascan Asset Management Holdings Ltd. (“Brascan”), a Canadian entity formed under the Canada Business Corporations Act and a direct wholly-owned subsidiary of Brookfield;

(vi) Brookfield US Holdings Inc. (“US Holdings”), a corporation formed under the laws of the Province of Ontario, a wholly-owned subsidiary of Brascan and an indirect wholly-owned subsidiary of Brookfield;

(vii) Brookfield US Corporation (“US Corp.”), a Delaware corporation, a wholly-owned subsidiary of US Holdings and an indirect wholly-owned subsidiary of Brookfield;

(viii) Brookfield REP GP Inc. (“BRGP”), a Delaware corporation of which US Corp. is the sole shareholder and an indirect wholly-owned subsidiary of Brookfield;

(ix) Brookfield Retail Split LP (“Split LP”), a Delaware limited partnership, of which BRGP is the sole general partner;

(x) Brookfield Retail Holdings LLC (“BRH”) (formerly known as REP Investments LLC), a Delaware limited liability corporation, of which BAM Canada is the sole managing member;

(xi) Brookfield Retail Holdings II LLC (“BRH II”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xii) Brookfield Retail Holdings III LLC (“BRH III”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xiii) Brookfield Retail Holdings IV-A LLC (“BRH IV-A”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xiv) Brookfield Retail Holdings IV-B LLC (“BRH IV-B”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xv) Brookfield Retail Holdings IV-C LLC (“BRH IV-C”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xvi) Brookfield Retail Holdings IV-D LLC (“BRH IV-D”), a Delaware limited liability company, of which BAM Canada is the sole managing member;

(xvii) Brookfield Retail Holdings V LP (“BRH V”), a Delaware limited partnership, of which BAM Canada is the sole general partner;

(xviii) Brookfield Retail Split II LLC (“BR Split II”), a Delaware limited liability company, of which BRGP is the sole manager; and

(xvix) Brookfield Retail Holdings VI LLC (“BRH VI”), a Delaware limited liability company, of which BR Split II is the sole member and sole manager.

Schedule I to the Original 13D, with respect to Brookfield, Schedule II to the Original 13D, with respect to Trilon Bancorp, Schedule III to the Original 13D, with respect to Brookfield Holdings, Schedule IV to the Original 13D with respect to US Holdings, Schedule V to the Original 13D with respect to US Corp., Schedule VI to the Original 13D with respect to BRGP, Schedule VII to the Original 13D with respect to BRH, Schedule VIII to the Original 13D with respect to BRH II, Schedule IX to the Original 13D with respect to BRH X, Schedule X to the Original 13D with respect to BRH IV-A, Schedule XI to the Original 13D with respect to BRH IV-B, Schedule XII to the Original 13D with respect to BRH IV-C, Schedule XIII to the Original 13D with respect to BRH IV-D, Schedule XIV to the Original 13D with respect to BRH V, Schedule XV to Amendment No. 3 with respect to Brascan, Schedule XVI to Amendment No. 3 with respect to BR Split II and Schedule XVII to Amendment No. 3 with respect to BRH VI set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

(b)  The principal business address of each of Brookfield, Brookfield Holdings, BAM Canada, US Holdings, Brascan and Trilon Bancorp is 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3. The principal address of each of  US Corp., BRGP, Split LP, BRH, BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C, BRH IV-D, BRH V, BR Split II and BRH VI is Three World Financial Center, 200 Vesey Street, New York, NY 10281-1021. Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, Schedule X, Schedule XI, Schedule XII, Schedule XIII and Schedule XIV to the Original 13D and Schedule XV, Schedule XVI and Schedule XVII to Amendment No. 3 set forth the principal business address of each Scheduled Person.

(c) The principal business of Brookfield is to invest and operate businesses in the real estate, power generation and infrastructure sectors.  The principal business of each of Trilon Bancorp, Brascan, Brookfield Holdings, US Holdings and US Corp. is to serve as an investment holding company.  The principal business of BRGP is to serve as general partner of Split LP and the manager of BR Split II.  The principal business of Split LP is to invest in the Company and The Howard Hughes Corporation.  The principal business of BR Split II is to invest in the Company. The principal business of BAM Canada is to serve as investment manager, managing member or general partner, as applicable, for a variety of certain private investment vehicles, including each of the Investment Vehicles (as defined below).  The principal activity of each of BRH, BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C, BRH IV-D, and BRH V (each, an “Investment Vehicle”) is to serve as a special purpose entity for the purpose of making certain investments in the Company and  The Howard Hughes Corporation.  The principal activity of BRH VI is to serve as a special purpose entity for the purpose of making certain investments in the Company.  Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, Schedule X, Schedule XI, Schedule XII, Schedule XIII and Schedule XIV to the Original 13D and Schedule XV, Schedule XVI and Schedule XVII to Amendment No. 3 set forth the principal occupation or employment of each Scheduled Person.

(d),(e) During the last five years, none of the Reporting Persons nor any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Schedule I, Schedule II, Schedule III, Schedule IV, Schedule V, Schedule VI, Schedule VII, Schedule VIII, Schedule IX, Schedule X, Schedule XI, Schedule XII, Schedule XIII and Schedule XIV to the Original 13D and Schedule XV, Schedule XVI and Schedule XVII to Amendment No. 3 set forth the citizenships of each of the Scheduled Persons who is natural person.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) As of the close of business on May 11, 2011, the Investment Vehicles directly held and beneficially owned the shares of Common Stock and Warrants indicated on the following table.  Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table.  All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 966,798,974 shares of Common Stock reported by the Company as outstanding as of  May 2, 2011 less the 30,585,957 shares of Common Stock expected to be purchased for cancellation by the Company on May 9, 2011 as reported in its Form 10-Q filed with the Securities and Exchange Commission on May 5, 2011,  plus, where such beneficial ownership includes Warrants, such number of shares of Common Stock issuable upon exercise of the Warrants included in any such beneficial ownership calculation.

Investment Vehicle	Common Stock	Warrants	Beneficial Ownership
BRH	77,556,276	19,331,673	10.14%
BRH II	53,195,377	13,265,411	7.00%
BRH III	61,018,212	15,216,204	8.01%
BRH IV-A	7,038,848	1,759,273	0.94%
BRH IV-B (1)	14,056,122	3,511,450	1.87%
BRH IV-C (1)	4,709,099	1,176,410	0.63%
BRH IV-D	4,716,413	1,176,410	0.63%
BRH V	15,867,548	3,958,944	2.11%
Total:	238,157,895	59,395,775	29.89%
(1) The shares of Common Stock and Warrants are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock and Warrants held directly by Brookfield US Retail Holdings LLC.

As managing member or general partner, as applicable, of each of the Investment Vehicles, BAM Canada may be deemed, subject to restrictions on its authority imposed by the Voting Agreement, to beneficially own all shares of Common Stock and Warrants owned by each of the Investment Vehicles, consisting of 238,157,895 shares of Common Stock and Warrants exercisable to purchase 59,395,775 shares of Common Stock, collectively representing 29.89% of the Common Stock.  As direct and indirect controlling persons of BAM Canada, each of Brookfield Holdings, Trilon Bancorp and Brookfield may be deemed to share with BAM Canada beneficial ownership of such shares of Common Stock and Warrants.

Split LP is the non-managing member of BRH.  By virtue of (i) its ability under the Operating Agreement of BRH to appoint and remove the board of directors of BRH and (ii) the ability of the board of directors of BRH to direct BAM Canada on behalf of BRH to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions with respect to, and material dispositions of, Common Stock by the Investment Vehicles), Split LP may be deemed to share voting and investment power with respect to the 297,553,670 shares of Common Stock owned by the Investment Vehicles, representing approximately 29.89% of the shares of the Common Stock.  As direct and indirect controlling persons of Split LP, BRGP, US Holdings, US Corp. and Brookfield may be deemed to share with Split LP beneficial ownership of such shares of Common Stock and Warrants.

As of the close of business on May 11, 2011, BRH VI directly held and beneficially owned 113,943,507 shares of Common Stock, representing approximately 12.17% of the shares of Common Stock.  As the manager of BRH VI, BR Split II may be deemed to beneficially all of the shares of Common Stock held by BRH VI, consisting of 113,943,507 shares of Common Stock, representing approximately 12.17% of the shares of Common Stock.  As direct and indirect controlling persons of BR Split II, BRGP, US. Corp., US Holdings, Brascan and Brookfield may be deemed to share with BR Split II beneficial ownership of such shares of Common Stock.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock or Warrants.

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Act and Rule 13d-5(b)(1) thereunder and each member of the “group” may be deemed to beneficially own all shares of Common Stock and Warrants held by all members of the “group.”  Accordingly, each of the Reporting Persons may be deemed to beneficially own 411,497,177 shares of Common Stock (which includes the 59,395,775 shares of Common Stock issuable upon exercise of the Warrants held by all Reporting Persons), constituting beneficial ownership of 41.3% of the shares of the Common Stock.  Each of the Investment Vehicles expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock and Warrants held by each of the other Investment Vehicles. Each of the Investment Vehicles and Split LP expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock held by BRH VI.  Each of BR Split II and BRH VI expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock and Warrants held by the Investment Vehicles.

By virtue of (i) the ability of the Northern Trust Company, acting in its capacity as custodian for the Future Fund Board of Guardians (“Future Fund”) under the Operating Agreement of BRH II to appoint and remove the members of the board of directors of BRH II and (ii) the ability of the board of directors of BRH II to direct BAM Canada on behalf of BRH II to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), Future Fund may be deemed to share voting and investment power over the Common Stock and Warrants held by each of the Investment Vehicles.  By virtue of (i) the ability of Stable Investment Corporation (“Stable”) and Best Investment Corporation (“Best” and, together with Stable, “SB”) (both subsidiaries of China Investment Corporation) under the Operating Agreement of BRH III to appoint and remove the members of the board of directors of BRH III and (ii) the ability of the board of directors of BRH III to direct BAM Canada on behalf of BRH III to veto any action requiring a hyper-majority vote under the Voting Agreement (including voting decisions and material dispositions of Common Stock by the Investment Vehicles), SB may be deemed to share voting and investment power over the Common Stock and Warrants held by each of the Investment Vehicles.  Additionally, by virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, Future Fund and/or SB may be deemed to be members of a “group” with the Reporting Persons.  Neither Future Fund nor SB are Reporting Persons on this Schedule 13D, and any obligations either of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings.  To the extent that either Future Fund or SB beneficially owns shares of Common Stock or Warrants that are not held by one of the Investment Vehicles, the Reporting Persons may be deemed to beneficially own any such shares of Common Stock or Warrants, but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.

(c) On April 29, 2011, BRH, BRH II, BRH III, BRH IV-A, BRH IV-B, BRH IV-C, BRH IV-D, BRH V and BRH VI acquired beneficial ownership of the number of shares of Common Stock set forth opposite their name in the table below pursuant to a reinvestment of a portion of the dividend paid to the Company’s shareholders through the Company’s Dividend Reinvestment Plan at a price of $16.665 per share of Common Stock.

Investment Vehicle	Common Stock
BRH	462,608
BRH II	293,634
BRH III	336,815
BRH IV-A	22,965
BRH IV-B (1)	52,652
BRH IV-C (1)	17,639
BRH IV-D	24,953
BRH V	79,494
BRH VI	612,051
(1) The shares of Common Stock and Warrants are held directly by Brookfield US Retail Holdings LLC. Pursuant to the BRH IV-B Agreement and BRH IV-C Agreement, as applicable, the applicable Investment Vehicle shares investment and voting power (but not with Brookfield US Retail Holdings LLC) over the shares of Common Stock and Warrants held directly by Brookfield US Retail Holdings LLC.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2011	BROOKFIELD ASSET MANAGEMENT

By: /s/ Joseph Freedman__________________________
Name: Joseph Freedman
Title: Senior Managing Partner

By: /s/ Aleks Novakovic__________________________
Name: Aleks Novakovic
Title: Vice President

Dated: May 11, 2011	BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA) L.P.

By: Brookfield Private Funds Holdings Inc., its general partner

By: /s/ Karen Ayre______________________________
Name: Karen Ayre
Title: Vice President

Dated: May 11, 2011	BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

By: /s/ Karen Ayre______________________________
Name: Karen Ayre
Title: Vice President

Dated: May 11, 2011	TRILON BANCORP INC.

By: /s/ Aleks Novakovic__________________________
Name: Aleks Novakovic
Title: Vice President
By: /s/ Joseph Freedman__________________________
Name: Joseph Freedman
Title: Vice President

Dated: May 11, 2011	BROOKFIELD RETAIL SPLIT LP

By: Brookfield REP GP Inc., its general partner

By: /s/ Karen Ayre______________________________
Name: Karen Ayre
Title: Vice President

Dated: May 11, 2011	BROOKFIELD REP GP INC.

By: Brookfield US Corporation, its managing member

By: /s/ Karen Ayre______________________________
Name: Karen Ayre
Title: Vice President

Dated: May 11, 2011	BROOKFIELD US HOLDINGS INC.

By: /s/ Aleks Novakovic__________________________
Name: Aleks Novakovic
Title: Vice President

Dated: May 11, 2011	BROOKFIELD US CORPORATION

By: /s/ Karen Ayre______________________________
Name: Karen Ayre
Title: Vice President

Dated: May 11, 2011	BROOKFIELD RETAIL HOLDINGS LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

By: /s/ Karen Ayre______________________________
Name: Karen Ayre
Title: Vice President

By: /s/ Moshe Mandelbaum________________________
Name: Moshe Mandelbaum
Title: Vice President

Dated: May 11, 2011	BROOKFIELD RETAIL HOLDINGS II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

By: /s/ Karen Ayre______________________________
Name: Karen Ayre
Title: Vice President

By: /s/ Moshe Mandelbaum________________________
Name: Moshe Mandelbaum
Title: Vice President

Dated: May 11, 2011	BROOKFIELD RETAIL HOLDINGS III LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

By: /s/ Karen Ayre______________________________
Name: Karen Ayre
Title: Vice President

By: /s/ Moshe Mandelbaum________________________
Name: Moshe Mandelbaum
Title: Vice President

Dated: May 11, 2011	BROOKFIELD RETAIL HOLDINGS IV-A LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

By: /s/ Karen Ayre______________________________
Name: Karen Ayre
Title: Vice President

Dated: May 11, 2011	BROOKFIELD RETAIL HOLDINGS IV-B LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

By: /s/ Karen Ayre______________________________
Name: Karen Ayre
Title: Vice President

Dated: May 11, 2011	BROOKFIELD RETAIL HOLDINGS IV-C LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

By: /s/ Karen Ayre______________________________
Name: Karen Ayre
Title: Vice President

Dated: May 11, 2011	BROOKFIELD RETAIL HOLDINGS IV-D LLC

By: Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its managing member

By: Brookfield Private Funds Holdings Inc., its general partner

By: /s/ Karen Ayre______________________________
Name: Karen Ayre
Title: Vice President

Dated: May 11, 2011	BROOKFIELD RETAIL HOLDINGS V LP

By Brookfield Asset Management Private Institutional Capital Adviser (Canada) L.P., its general partner

By: Brookfield Private Funds Holdings Inc., its general partner

By: /s/ Karen Ayre______________________________
Name: Karen Ayre
Title: Vice President

Dated: May 11, 2011	BROOKFIELD RETAIL HOLDINGS VI LLC

By: Brookfield Asset Management Private Institutional Capital
Adviser (Canada) L.P., its general partner
By: Brookfield Private Funds Holdings Inc., its general partner

By:/s/ Karen Ayre______________________________
Name: Karen Ayre
Title: Vice President

Dated: May 11, 2011	BROOKFIELD RETAIL SPLIT II LLC

By: Brookfield REP GP Inc., its managing member

By: /s/ Karen Ayre______________________________
Name: Karen Ayre
Title: Vice President

Dated: May 11, 2011	BRASCAN ASSET MANAGEMENT HOLDINGS LTD.

By: /s/ Aleks Novakovic______________________________
Name: Aleks Novakovic
Title: Vice President

By: /s/ Dinaz Dadyburjor______________________________
Name: Dinaz Dadyburjor
Title: Vice President and Treasurer

SCHEDULE I

Brookfield Asset Management Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Group Chairman of Brookfield.	Canada
Marcel R. Coutu, Director	Canadian Oil Sands Limited, 2500 First Canadian Centre, 350 – 7th Ave. S.W., Calgary, Alberta T2P 3N9, Canada	President and Chief Executive Officer of Canadian Oil Sands Limited	Canada
J. Trevor Eyton, Director	c/o 130 Adelaide Street W., Suite 3303, Toronto, Ontario M5H 3P5, Canada	Corporate Director of Brookfield	Canada
J. Bruce Flatt, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Executive Officer of Brookfield	Canada
James L. Gray, Director	c/o 335 – 8th Avenue S.W., Suite 1700, Royal Bank Building, Calgary, Alberta T2P 1C9, Canada	Corporate Director of Brookfield	Canada
Robert J. Harding, Director	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Corporate Director of Brookfield Chairman Brookfield Global Infrastructure Advisory Board	Canada
Maureen Kempston Darkes, Director	c/o 21 Burkebrook Place, Apt. 712, Toronto, Ontario M4G 0A1, Canada	Formerly GM Group Vice-President	Canada
David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director of Brookfield	Canada
Lance Liebman, Director	Columbia Law School, 435 West 116th Street, New York, New York 10027 – 7297, U.S.A.	William S. Beinecke Professor of Law	U.S.A

Philip B. Lind, Director	333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Vice-Chairman of Rogers Communications Inc.	Canada
G. Wallace F. McCain, Director	30 St. Clair Ave. West, Suite 1500, Toronto, Ontario M4V 3A2	Chairman of Maple Leaf Foods Inc.	Canada
Frank J. McKenna, Director	TD Bank Financial Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Deputy Chair of TD Bank Financial Group	Canada
Jack M. Mintz, Director	University of Calgary, Suite 926, Earth Sciences Building, 2500 University Drive N.W., Calgary, Alberta T2N 1N4, Canada	Palmer Chair in Public Policy	Canada
Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Formerly Chief Executive Officer of HSBC Bank Middle East Limited	Lebanon and U.S.A
James A. Pattison, Director	1800 – 1067 West Cordova Street, Vancouver, B.C. V6C 1C7, Canada	Chairman, President and Chief Executive Officer of The Jim Pattison Group	Canada
George S. Taylor, Director	c/o R.R. #3, 4675 Line 3, St. Marys, Ontario N4X 1C6, Canada	Corporate Director of Brookfield	Canada

SCHEDULE II

Trilon Bancorp Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Joseph Freedman, Director, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner, Brookfield	Canada
Jeffrey Haar, Director, Vice-President and Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal Brookfield	Canada
Aleks Novakovic, Director, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Taxation Brookfield	Canada
Sachin Shah, Director, President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Canada

SCHEDULE III

Brookfield Private Funds Holdings Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ric Clark, President	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
Joseph Freedman, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada
Sachin Shah, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada
Aleks Novakovic, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of Brookfield	Canada
Brett Fox, General Counsel, Secretary	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	General Counsel, Chief Compliance and Administrative Officer of Brookfield Office Properties	U.S.A
Bryan Davis, Treasurer	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Chief Financial Officer of Brookfield Office Properties	Canada

SCHEDULE IV

Brookfield US Holdings Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Joseph Freedman, Director, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner, Brookfield	Canada
Jeffrey Haar, Director, Vice-President and Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal Brookfield	Canada
Aleks Novakovic, Director, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Taxation Brookfield	Canada
Sachin Shah, Director, President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Canada

SCHEDULE V

Brookfield US Corporation

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman, Director, President	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
William Powell, Director, Vice President	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Partner of Brookfield	U.S.A
John Stinebaugh, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Managing Partner of Brookfield	U.S.A

SCHEDULE VI

Brookfield REP GP Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ric Clark, President	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
Brett Fox, General Counsel	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	General Counsel, Chief Compliance and Administrative Officer of Brookfield Office Properties	U.S.A
Bryan Davis, Treasurer	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Chief Financial Officer of Brookfield Office Properties	Canada

SCHEDULE VII

Brookfield Retail Holdings LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ric Clark, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
Barry Blattman, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
David Arthur, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and President, Brookfield Real Estate Opportunity Group Managing Partner, North America Real Estate Investments, Brookfield Asset Management	Canada

SCHEDULE VIII

Brookfield Retail Holdings II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Stewart Tillyard, Director	Level 43, 120 Collins St. Melbourne VIC 3000 Australia	Director, Property Future Funds Board of Guardians	Australia

SCHEDULE IX

Brookfield Retail Holdings III LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Collin Lau, Director	New Poly Plaza 1 Chaoyangmen Beidajie Dongcheng District, Beijing 100010, P.R. China	Managing Director in the Private Market Investment Department of China Investment Corporation	Hong Kong

SCHEDULE X

Brookfield Retail Holdings IV-A LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ric Clark, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
Barry Blattman, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
David Arthur, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and President, Brookfield Real Estate Opportunity Group Managing Partner, North America Real Estate Investments, Brookfield Asset Management	Canada

SCHEDULE XI

Brookfield Retail Holdings IV-B LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ric Clark, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
Barry Blattman, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
David Arthur, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and President, Brookfield Real Estate Opportunity Group Managing Partner, North America Real Estate Investments, Brookfield Asset Management	Canada

SCHEDULE XII

Brookfield Retail Holdings IV-C LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ric Clark, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
Barry Blattman, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
David Arthur, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and President, Brookfield Real Estate Opportunity Group Managing Partner, North America Real Estate Investments, Brookfield Asset Management	Canada

SCHEDULE XIII

Brookfield Retail Holdings IV-D LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ric Clark, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
Barry Blattman, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
David Arthur, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and President, Brookfield Real Estate Opportunity Group Managing Partner, North America Real Estate Investments, Brookfield Asset Management	Canada

SCHEDULE XIV

Brookfield Retail Holdings V LP

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ric Clark, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
Barry Blattman, Director	Three World Finance Center, 200 Vesey Street, 11th Floor, New York, New York 10281	Senior Managing Partner of Brookfield	U.S.A
David Arthur, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and President, Brookfield Real Estate Opportunity Group Managing Partner, North America Real Estate Investments, Brookfield Asset Management	Canada

SCHEDULE XV

Brascan Asset Management Holdings Ltd.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Joseph Freedman, Director, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner, Brookfield	Canada
Jeffrey Haar, Director, Vice-President and Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal Brookfield	Canada
Aleks Novakovic, Director, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Taxation Brookfield	Canada
Sachin Shah, Director, President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Canada

SCHEDULE XVI

Brookfield Retail Split II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Joseph Freedman, Director, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner, Brookfield	Canada
Jeffrey Haar, Director, Vice-President and Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal Brookfield	Canada
Aleks Novakovic, Director, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Taxation Brookfield	Canada
Sachin Shah, Director, President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Canada

SCHEDULE XVII

Brookfield Retail Holdings VI LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Joseph Freedman, Director, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner, Brookfield	Canada
Jeffrey Haar, Director, Vice-President and Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Legal Brookfield	Canada
Aleks Novakovic, Director, Vice-President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice-President, Taxation Brookfield	Canada
Sachin Shah, Director, President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Brookfield	Canada